UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 1, 2007
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·     Press Release dated September 6, 2007.
·     Press Release dated September 24, 2007.
·     Press Release dated September 25, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Day 2007 Investment Community Conference to be Webcast
CALGARY, Alberta, September 25, 2007 — Enbridge Inc. (TSX and NYSE: ENB) will hold its ninth annual Enbridge Day Investment Community Conference on Wednesday, October 3rd in Toronto and Thursday, October 4th in New York. The conference sessions will focus on the execution of a portfolio of oil pipeline projects of approximately $9 billion as well as the positioning of the Company in its natural gas related assets.
The October 3rd Enbridge Day conference in Toronto will be webcast commencing at 8 a.m. Eastern time. Interested parties may register for the webcast through the link on the Enbridge website, www.enbridge.com/investor. The webcast will be archived and available for replay on October 4th. A complete transcript will be available on the website shortly thereafter.
As well, audio of the webcast will be accessible by dialing:

Toll free Dial In:	1-888 680-0879
International Dial In:	+617-213-4856
Participant Passcode:	36584979

Replay:	1-888-286-8010
International Dial In:	+617-801-6888
Passcode:	83588928
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 5,000 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Investment Community	Enbridge Inc. — Media

Bob Rahn	Jennifer Varey
(403) 231-7398	(403) 508-6563
Email: bob.rahn@enbridge.com	Email: jennifer.varey@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, September 24, 2007 — Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its Final 2007 rates and its quarterly natural gas commodity adjustment.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of about $114 annually, excluding the Gas Cost Adjustment and two Rate Adjustments.
Residential customers who purchase their natural gas from a marketer will see the bill increase by about $2 annually, excluding the Gas Cost Adjustment and the two Rate Adjustments. The Gas Supply Charge for these customers will depend on their contract with their marketer.
“Natural gas prices came down over the summer and are lower now than the same time last year,” said Glenn Beaumont, Vice President, Planning & Opportunity Development, Enbridge Gas Distribution. “Natural gas remains the best energy source for our customers. Our residential customers save about $1,400 a year by using natural gas instead of electricity for home and water heating.”**
Effective October 1, 2007 customers will see the following changes to their bill:
Monthly Charges
•	The Gas Supply Charge will decrease to 29.1 ¢/m3 from 32.9 ¢/m3 (about $116 annually).

•	An increase in the Customer Charge from $11.88 to $11.95 per month (less than $1 per year). The Customer Charge helps cover costs for emergency services, meter reading and customer services which are incurred regardless of the amount of natural gas a customer uses.

•	An increase in the Delivery Charge, which includes variable costs such as transporting natural gas to Ontario and additional operating costs not recovered through the Customer Charge, by about $1 annually due to higher transportation and operating costs.

Additional Items
•	For customers who buy their natural gas supply from Enbridge Gas Distribution, the Gas Cost Adjustment refund will decrease to 3.1 ¢/m3 from 6.6 ¢/m3 between October 1, 2007 and March 31, 2008. The refund amounts to about $72 during the next six months. This adjustment reflects the difference between the actual natural gas costs incurred by the utility and the amount collected from customers through the Gas Supply Charge.

•	A Rate Adjustment surcharge for the period October 1, 2007 through December 31, 2007. This surcharge substitutes for a one-time back adjustment for the period January 1, 2007 to September 30, 2007 and reflects the OEB’s Final Decision on delivery rates for that period. The surcharge will amount to about $5 for the next three months.

•	A One-Time Rate Adjustment for natural gas used from January 1, 2006 to December 31, 2006, which is the result of a difference between the actual costs incurred and the amount customers paid over this period. The adjustment will amount to about an $8 surcharge for customers who purchase natural gas from Enbridge Gas Distribution and a $16 credit for customers who purchase natural gas from a marketer. A One-Time Rate Adjustment is typically applied once the previous year’s actual results are available. This ensures that the actual costs Enbridge incurs to provide service is the same amount that customers were charged for that period.
Enbridge Gas Distribution delivers natural gas to about 1.8 million customers in Ontario communities including Toronto, Ottawa, Barrie and Niagara Falls. Enbridge Gas Distribution is a leader in delivering energy efficiency programs. For more information visit www.enbridge.com/gas.

Please see the attached backgrounder for more information about Enbridge Gas Distribution prices.
*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.
**Natural gas and electricity prices based on rates in effect as of October 1, 2007. Electricity rates based on Toronto Hydro rates. Costs have been calculated for the equivalent energy consumed and include all service, delivery and energy charges. GST is not included.
Contact:
David Rosenbloom
Tel: (416) 495-5272
david.rosenbloom@enbridge.com

TSX Group Inc. acquires option to purchase
NetThruPut Inc. in 2009

SEPTEMBER 6, 2007 (CALGARY, TORONTO) — TSX Group Inc. (TSX: TSX-X) announced today it has entered into an agreement with Enbridge Inc. (TSX, NYSE: ENB) and Circuit Technology Limited granting TSX Group the option to acquire NetThruPut Inc. (NTP) at a time after March 15, 2009. Calgary-based NTP, jointly owned by Enbridge and Circuit Technology, is the leading Canadian electronic trading platform and clearing facility for crude oil.
“Canada is an emerging energy superpower and TSX Group is an important facilitator of efficient markets. We are very excited about this transaction as it complements both our NGX business and our strength in energy in our existing equity markets,” said Richard Nesbitt, CEO of TSX Group. “This arrangement will allow us to further expand on our footprint in the energy space in North America.”
TSX Group has paid $9.5 million for the right to acquire NTP from its shareholders Enbridge and Circuit Technology at a price between $40 million and $95 million depending on NTP’s 2008 net earnings. The purchase price payable to Circuit Technology will be satisfied by the issuance of TSX Group shares, subject to Toronto Stock Exchange regulatory approval. This agreement also provides Enbridge and Circuit Technology with the right to sell NTP under the same terms to TSX Group. Exercise of the option by either TSX Group or the NTP shareholders is subject to certain closing conditions.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.
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TSX Group is a leader in the oil and gas sector — more oil and gas companies are listed on Toronto Stock Exchange and TSX Venture Exchange than any other exchange group in the world. At the end of June 30, 2007, there were 434 oil & gas companies with a total market capitalization of $544.9 billion listed on Toronto Stock Exchange and TSX Venture Exchange. Oil & gas companies continue to raise equity on our exchanges with $5.6 billion raised in the first half of 2007, and $10.5 billion raised in 2006. Over 10 billion oil & gas shares, valued at $169.2 billion, traded on Toronto Stock Exchange and TSX Venture Exchange in the first half of 2007. In the same period, more than 5.6 million terajoules in natural gas cleared on NGX, which is a leading North American energy exchange for the trading and clearing of energy contracts. In March 2007, TSX Group announced that NGX had entered into a technology and energy clearing alliance with the Intercontinental Exchange (ICE).
NTP provides a secure internet-based crude oil trading and clearing platform for customers to transact business anonymously in real-time with the assurance of guaranteed commodity delivery and payment. These services are augmented by timely access to current and historical market indicators.
NTP has created a liquid marketplace for buying and selling crude oil. This is achieved through instant access to a wide market audience, creating price transparency, and lower processing and administration costs. Since its inception in January 1999, NTP has grown to be a central feature of the market for a large majority of Canada’s leading oil traders, including producers, refiners, and marketers.
About NetThruPut Inc.
NTP is the Canadian leader in internet-based crude oil trading systems and is an independently operated company, regulated by the Alberta Securities Commission and the Commodities Futures Trading Commission. NTP is privately held; owned 52% by Enbridge Inc. (whose major business is in crude oil transportation) and 48% by Circuit Technology Limited (a private investment company). NTP employs state-of-the-art technology to provide a secure platform

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.
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for transacting business anonymously in real-time with the assurances of guaranteed commodity delivery and historical market indicators. NTP employs a full clearing credit model. NTP currently sits on over 600 desktops spanning almost 100 different companies.
About TSX Group Inc. (TSX-X)
TSX Group operates Canada’s two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country’s first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Winnipeg, Calgary and Vancouver.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.
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About Circuit Technology Limited
Circuit Technology Limited is a company incorporated in the British Virgin Islands. It is a private investment company which holds 48% of the issued shares of NetThruPut Inc.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For further information: Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com, Gina Jordan, Enbridge Media Relations, Office: (403) 508-3179.
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